Exhibit 99.1

VIQ Solutions Introduces Cutting Edge Smart Application to Enable Mobile Capture of Audio and Video Evidence Automating Transcript Creation

PHOENIX, ARIZONA, April 14, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces the release of CapturePro™ Mobile which simplifies content acquisition and accelerates document creation. Leveraging AI, powered by people, industry professionals can streamline recording and documenting events, without sacrificing security or quality.

Progressive customers demand convenience and speed while interacting with digital content, specifically integrated video content, to securely boost productivity, optimize processes and improve information accessibility. The new mobile app, which supports dictation and multi-speaker recordings, provides a seamless and intuitive experience for media professionals, law enforcement officers and investigators, insurance field personnel and lawyers and paralegals across the globe.

CapturePro Mobile turns a smartphone or tablet into a secure audio AND video recording device that simplifies the process to obtain high-quality, speech-to-text documents within minutes. Users can review and self-edit or they can route for professional transcription when needed. The ability to connect, automate and manage audio and video elements in a secure and unobtrusive way will positively impact the ease and speed of production and delivery of content globally.

CapturePro Mobile supports the management of a wide variety of content types and workflows. For deadline-driven media professionals the ability to remotely capture and create video/audio elements utilizing AI-generated text in a secure, self-serve platform will cut costs and timelines. Busy police detectives will benefit from mobile capture of video/audio interviews and the secure creation of a FirstDraft™ or a verbatim transcript allowing them to focus on more pressing matters. Legal and insurance professionals can easily search and navigate through lengthy transcripts in an expedited manner, saving them valuable time and money.

“We continue to invest in integrated solutions, AI-powered technology, and our experienced workforce to deliver high quality documentation that support the needs of the customer to facilitate the next generation of documentation,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “There are many options in the market to capture audio content, but our approach is vastly different. We deliver the integration of video AND audio into our user experience, because our industry segments demand a complete capture and editing workflow that offers, without compromise, easy to use technology on mobile and tablet applications.”

As the appetite for digitalization of recorded events increases, technology is required to keep pace with the amount of evidentiary content created every day. Committed to helping professionals across the globe speed content creation, VIQ's AI-based speech-to-text technology increases efficiency, decreases turnaround time, and yields higher transcription accuracy.

For additional information:

Media Contact

Laura Haggard, Chief Marketing Officer, VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of CapturePro™ Mobile. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form for its most recently completed financial year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.